Exhibit 3.1

CERTIFICATEOFAMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GOAL ACQUISITIONS CORP.

Goal Acquisitions Corp. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

1. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting provision (F) of Article 6 thereof in its entirety and inserting the following in lieu thereof:

“In the event that the Corporation has not completed an initial Business Combination by 24 months after the consummation of the IPO, the Board may extend the period of time to consummate an initial Business Combination to March 18, 2023, subject to extension by the Board for up to five additional thirty-day periods (the latest of which such date is referred to as the “Termination Date”); provided that, in each case, the Sponsor (or its affiliates or designees) has (i) provided to the Corporation a notice of such extension no later than five business days prior to February 16, 2023 or such thirty-day period, as applicable, and (ii) deposited in the Trust Account an amount of the lesser of (a) $0.05 per share for each public share of Company that is not redeemed in connection with the Special Meeting or (b) $258,750 per 30-day period (such an amount, a ‘Deposit Amount’), which such Deposit Amount shall be used to fund the redemption of the IPO Shares as provided in this provision (F) of Article 6, provided however that if the initial business combination is consummated prior to the last day of the applicable 30-day period or there is a liquidation of the Trust Account, the amount to be distributed to redeeming shareholders shall be reduced by the daily amount of the Deposit Amount for the number of days between the date of consummation or liquidation, as applicable, and the end of the applicable 30 day period and the amount of such distribution will be distributed to the Sponsor. In the event that the Corporation does not consummate a Business Combination by the Termination Date, the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the IPO Shares for cash for a redemption price per share equal to the amount then held in the Trust Account, less any interest for any income or other taxes payable, divided by the total number of IPO Shares then outstanding (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the GCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the GCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the GCL, dissolve and liquidate, subject (in the case of clauses (ii) and (iii) above) to the Corporation’s obligations under the GCL to provide for claims of creditors and other requirements of applicable law.”

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed and acknowledged this 8th day of February, 2023.

Goal Acquisitions Corp.

By:	/s/ Harvey Schiller
Name:	Harvey Schiller
Title:	Chief Executive Officer